Mail Stop 6010

								April 27, 2006


Jun Bao
President and Chief Executive Officer
BiTech Pharma, Inc.
5980 Horton Street, Suite 405
Emeryville, California 94608

	Re:	BiTech Pharma, Inc.
		Form 10-SB
		Filed April 3, 2006
		File No. 0-51684

Dear Mr. Bao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.

Overview, page 4

2. The organizational charts referred to on pages 5 and 6 are not included in the document as represented. Please advise or revise.

3. Please expand the discussion to explain what refolding e.coli inclusion bodies technology is.

4. Please provide supplemental support for the statement "protein therapeutics is among the most successful biotechnology drugs in the past two decades." We may have additional comments.

5. Please expand the discussion to present a balanced description of your competitive position including, as applicable, negative factors such as size, resources, etc.

6.	We note your response to comment 5 and your response on page
7
that since you are in a research and development stage you do not depend on one or a few major customers. It is unclear, however, to what extent your fee-based services, which are your only source of revenue, may be dependent on one or a few major customers. Please advise or revise.

Government Regulation, page 7

6. Please revise the discussion to clarify you do not presently have any products and that your proposed products or product candidates will be subject to FDA regulation.


Notes to Consolidated Financial Statements

1. Group Reorganization, Summary of Operations and Basis of
Presentation, page F-11

7. Please refer to your response to previous comment 27. Please disclose on your Consolidated Statement of Changes in Shareholders`
Equity the 500,000 contribution of Xingye shares separately from other capital contributions. Additionally, please revise your description of the transaction within Note 1 to specifically state that the shareholders of First Capital acquired the outstanding shares of Xingye and subsequently contributed these shares to First
Capital.

8. Please refer to your response to prior comment 30. Please revise your disclosures to include the information included within your response.

2.  Significant Accounting Policies

License and Patent, page F-16

9. Please refer to your response to prior comment 31. Please tell us your basis for capitalizing legal costs and the related license fees associated with the process of obtaining patent approval and deferring amortization until the time the patent is awarded.

22.  Pro Forma Financials, page F-32

10. Please refer to your response to prior comment 34. Please revise your pro-forma financials to comply with Item 310(d) of Regulation S-
B for the acquisition of Xingye. The current consolidated financial statements should include the combined operations of First Capital and PTI for all periods presented, therefore, pro-forma financials are not required. Please present columns for Bitech Pharma, Xingye and any pro-forma adjustments. Please also note that a pro forma balance sheet is not required if the acquisition is already reflected in the historical balance sheet.

Guizhou Xingye Pharmaceutical Co. Ltd Financial Statements

11. Please refer to your response to prior comment 29. Provide audited financial statements of Guizhou Yibai Xingye Pharmaceutica Co. as required by Item 310(c) of Regulation S-B. Additionally, please identify the interim periods as three, six or nine months ended and provide interim financial statements through December 31,
2004 as that is that appears to be the most recent quarter end prior to the acquisition by First Capital. If you do not believe the acquisition is significant, provide to us your significance tests supporting management`s opinion that the acquisition is not significant.





*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug
at (202) 551-3862 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director






cc: Charles Law, Esquire
Jun Bao
BiTech Pharma, Inc.
April 27, 2006
Page 1